

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

<u>Via E-Mail</u>

Brian J. Bronson
President and Chief Financial Officer
RadiSys Corporation
5435 N.E. Dawson Creek Drive
Hillsboro, Oregon 97124

> **Re: RadiSys Corporation**
> **Registration Statement on Form S-3**
> **Filed September 10, 2012**
> **File No. 333-183807**

Dear Mr. Bronson:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Outside Front Cover Page of Prospectus</u>

1.   Please clarify here, and throughout your prospectus, that you issued the notes to certain holders of your 2.75% convertible senior notes due February 2013 in exchange for such notes.

<u>Table of Contents</u>

2.   In the penultimate sentence of the paragraph following the Table of Contents, you state that investors should not "rely on or assume the accuracy" of any representation or warranty in any agreement filed as an agreement to the registration statement. Please remove any potential implication that the agreements listed as exhibits do not constitute disclosure under the federal securities laws upon which investors may rely. In addition, confirm your understanding that you are responsible for considering whether additional

specific disclosures of information regarding contractual provisions are required to make the disclosure in the registration statement not misleading. You also state that such representations or warranties "may be subject to exceptions and qualifications contained in separate disclosure schedules." Please tell us whether such omitted information is material, and if material, confirm that you have disclosed it in the registration statement. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

Exhibit 5.1

3.   Please revise the legality opinion to include the consent of Stoel Rives LLP to the use of its name under the caption "Legal Matters" in the prospectus. For guidance, refer to Section IV of Staff Legal Bulletin No. 19.

Exhibit 5.2

4.   We note the fifth paragraph of the opinion. Given that this is a registration statement for the resale of notes, please revise the legality opinion to reflect that these securities are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam, Attorney-Advisor, at (202) 551-3316 or me at (202) 551-3428 with any questions. If you have any further questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: Via Email
Amar Budarapu, Esq.
Baker & McKenzie LLP